Exhibit 99.1

Supplemental Information – Seaspan Corporation

Unless otherwise specified or unless the context requires otherwise, all references in this supplemental information to the “Company,” “Seaspan,” “we,” “us,” “our” or similar references mean Seaspan Corporation and its subsidiaries, taken as a whole, and all references to “Atlas” refer to Atlas Corp. and its subsidiaries (including Seaspan), taken as a whole.

Vessel Acquisitions and Newbuilds

Since December 2020, we have announced the addition of a total of 711,000 TEU to our fleet, comprised of 45 newbuild vessels and four secondhand vessels, all as more particularly described below, increasing total capacity to 1,784,200 TEU, on a fully delivered basis.

In February 2021, we entered into an agreement to acquire two 15000 TEU scrubber-fitted containerships on long-term charters for an aggregate purchase price of $254.0 million. The vessels, built in 2019, feature industry-leading efficiency and emissions reduction technologies. One of the vessels was delivered in May 2021 and the second vessel is expected to be delivered in the first half of July 2021.

In March 2021, we entered into agreements to acquire two 8500 TEU scrubber-fitted containerships on long-term charters for an aggregate purchase price of $104.5 million. One of the vessels was delivered in April 2021 and the second vessel was delivered in May 2021.

In addition to the previously announced 37 newbuild vessels, in June 2021, we entered into agreements with a shipyard to build two 12000 TEU newbuild containerships for an aggregate purchase price of $226.0 million. The containerships are anticipated to be delivered during the fourth quarter of 2022, and upon delivery will enter 5-year time charters with a global liner. Total gross contracted cash flows from these charters represent approximately $201.3 million.

In June 2021, we also entered into agreements with a shipyard to build six 15000 TEU newbuild containerships for an aggregate purchase price of $697.2 million. The containerships are anticipated to be delivered between the first and second quarters of 2024. Upon delivery, these containerships will enter 5-year time charters with a global liner. Total gross contracted cash flows from these charters represent approximately $482.1 million.

With these acquisitions entered into in June 2021, we have a total of 45 newbuild vessels.

Operating Fleet

Existing Fleet

The following table summarizes key facts regarding our operating fleet as of May 31, 2021:

Vessel Class (TEU)	# Vessels	# Vessels (of which are unencumbered)	Average Age (Years)(5)	Average Remaining Charter Period (Years)(1)(5)	Average Daily Charter Rate (in thousands of USD)
2500-3500	14	5	13.0	2.1	15.3
4250-5100	33	18	14.0	2.7	17.4
8500-9600(2)	18	2	11.3	4.7	37.3
10000-11000(3)	33	2	5.6	4.5	32.0
12000-13100(4)	16	–	7.3	4.2	45.8
14000+	16	2	5.2	4.7	48.1
	130	29	8.0	4.2	30.9

(1)	Excludes options to extend charter.
(2)	Includes 3 vessels on bareboat charter and remaining number of vessels on time charter.
(3)	Includes 8 vessels on bareboat charter and remaining number of vessels on time charter.
(4)	Includes 1 vessel on bareboat charter and remaining number of vessels on time charter.

(5)    Averages shown are weighted by TEU.

Definitions:

Time charter: A charter under which Seaspan hires out a vessel for a specified period of time. Seaspan is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Seaspan is paid the hire rate, which accrues on a daily basis. Fuel costs are the responsibility of the charterer while the vessel is on-hire.

Bareboat Charter: A charter of a vessel under which Seaspan is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Minimum Future Revenues – Operating Leases

As of May 31, 2021, the minimum future revenues to be received on committed operating leases are as follows:

Operating lease(1) (in millions of USD)
Remainder of 2021	$810.0
2022	1,341.1
2023	1,089.4
2024	772.7
2025	389.3
2026	177.7
Thereafter	179.3
$4,759.5

(1)	Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.

Minimum future revenues assume 100% utilization, extensions only at our unilateral option and no renewals. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.

Minimum Cash Flows – Financing Leases

As of May 31, 2021, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)
Remainder of 2021	$31.0
2022	52.9
2023	52.9
2024	53.0
2025	52.9
2026	52.9
Thereafter	637.2
$932.8

New Vessel Contracts

As of May 31, 2021, our operating fleet had an average age of 8.0 years with remaining charter duration of 4.2 years.

Taking into account our undelivered vessels as at June 25, 2021, including one secondhand containership and 45 newbuild containerships, our average fleet age declines to 5.0 years with remaining charter duration of 6.8 years.

Secondhand Acquisitions

The following table summarizes key facts regarding our secondhand vessels acquired in 2021:

Vessel Name	Vessel Class (TEU)	Year Built	Delivery Date	Charterer	Length of Charter(1)	Charter Type

Mediterranean Bridge (2)	8500	2011	Apr-21	ZIM	6 years	Time Charter
Gulf Bridge (3)	8500	2011	May-21	ZIM	6 years	Time Charter
CMA CGM Chile (4)	15000	2019	May-21	CMA CGM	6 years	Time Charter
CMA CGM Mexico (4) (5)	15000	2019	Jul-21	CMA CGM	6 years	Time Charter

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	Existing time charter on acquired vessel ends September 2021 and long-term charter commences thereafter.
(3)	Existing time charter on acquired vessel ends June 2023 and long-term charter commences thereafter.
(4)	Remaining length of charter from acquisition date.
(5)	Vessel is expected to be delivered in the first half of July 2021.

Newbuild Vessels

The following table summarizes key facts regarding our 37 newbuild vessels totaling 550,000 TEU as of May 31, 2021:

Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
24000	Jun-23	MSC	18 years	Bareboat Charter
24000	Jul-23	MSC	18 years	Bareboat Charter
15500	Aug-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
15500	Oct-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
15500	Dec-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
15500	Dec-23	MSC	18 years	Bareboat Charter
15500	May-24	MSC	18 years	Bareboat Charter
15500	Mar-24	MSC	18 years	Bareboat Charter
15000	Jan-23	ONE	Minimum 60 months and up to 64 months	Time Charter
15000	Apr-23	ONE	Minimum 60 months and up to 64 months	Time Charter
15000	May-23	ONE	Minimum 60 months and up to 64 months	Time Charter
15000	Jul-23	ONE	Minimum 60 months and up to 64 months	Time Charter
15000	Feb-23	ZIM	12 years	Time Charter
15000	Mar-23	ZIM	12 years	Time Charter
15000	Apr-23	ZIM	12 years	Time Charter
15000	May-23	ZIM	12 years	Time Charter
15000	Jul-23	ZIM	12 years	Time Charter
15000	Sep-23	ZIM	12 years	Time Charter
15000	Nov-23	ZIM	12 years	Time Charter
15000	Nov-23	ZIM	12 years	Time Charter
15000	Dec-23	ZIM	12 years	Time Charter
15000	Jan-24	ZIM	12 years	Time Charter
15000	Sep-23	MSC	18 years	Bareboat Charter
15000	Oct-23	MSC	18 years	Bareboat Charter
15000	Nov-23	MSC	18 years	Bareboat Charter
15000	Dec-23	MSC	18 years	Bareboat Charter
15000	Dec-23	MSC	18 years	Bareboat Charter
15000	Feb-24	MSC	18 years	Bareboat Charter
12200	Nov-21	MSC	18 years	Bareboat Charter
12200	Feb-22	MSC	18 years	Bareboat Charter
12200	Jun-22	MSC	18 years	Bareboat Charter
12200	Oct-22	MSC	18 years	Bareboat Charter
12200	Jan-22	MSC	18 years	Bareboat Charter
12000	Sep-22	ONE	Minimum 60 months and up to 64 months	Time Charter
12000	Oct-22	ONE	Minimum 60 months and up to 64 months	Time Charter
12000	Jul-22	ONE	Minimum 60 months and up to 64 months	Time Charter
12000	Aug-22	ONE	Minimum 60 months and up to 64 months	Time Charter

(1)	Excludes all option periods in the charter’s option.

Gross Contracted Cash Flows – Undelivered Vessels

As of May 31, 2021, the gross contracted cash flow for 38 undelivered vessels (consisting of 37 newbuild vessels and one secondhand vessel) is summarized below. This does not include the eight newbuild vessels announced subsequent to May 31, 2021.

(in millions of USD)
Remainder of 2021	$10.1
2022	64.4
2023	270.4
2024	557.4
2025	564.7
2026	564.0
Thereafter	4,692.2
$6,723.2

As of May 31, 2021, the aggregate purchase price for the 37 newbuild containerships and four secondhand vessels is $4.7 billion, of which $0.7 billion has been paid. Taking into account the eight newbuild containerships announced subsequent to May 31, 2021, the total aggregate purchase price is $5.6 billion.

The gross contracted cash flows for the eight newbuild vessels announced subsequent to May 31, 2021 is $683.4 million.

Total Fleet including Newbuilds and Secondhand Deliveries

As of May 31, 2021, the total TEU on contract:

	Operating Fleet	Newbuilds and Vessel Deliveries	Total TEU on Contract
March 31, 2021	1,073,200	–	1,073,200
December 31, 2021	1,056,250	59,200	1,115,450
December 31, 2022	920,150	156,000	1,076,150
December 31, 2023	752,750	536,000	1,288,750
December 31, 2024	525,650	597,000	1,122,650
December 31, 2025	261,900	597,000	858,900
December 31, 2026	154,800	597,000	751,800

Charter Rate Sensitivity Analysis

As of May 31, 2021, key details relating to our charter expiries are included below.

After giving effect to charter extensions and additional charters signed and extended, as of June 25, 2021, there are no remaining charter expiries in 2021, 10 charter expiries in 2022, and 25 charter expiries in 2023 for our operating fleet.

Cash Flow Impact in Year: The aggregate increase or decrease in cash flow that would be received by us in each respective year if new charters are entered into at higher or lower charter rates, relative to cash flows that would have been received at rates under existing charters (based on the new rate for the proportion of the year following expiry of the existing charter).

Cash Flow Annualized Impact: The aggregate increase or decrease in cash flow that would have been received by us if new charters were entered into at higher or lower charter rates, relative to cash flows that would have been received at rates under existing charters (based on a full 365 day period at the new rate).

For vessels scheduled to come off charter in 2022, the cash flow impact of charter rate changes compared to charter rates as of May 31, 2021, for our operating fleet is as follows:

				Cash Flow Impact in Year ($ millions)		Cash Flow Impact Annualized ($ millions)
	# Charter Expiries(1)	Total TEU of Expiries	Average Charter Rate ($/day)	10% Increase	10% Decrease	10% Increase	10% Decrease
2500	4	10,000	11,125	1.2	(1.2)	1.6	(1.6)
4250	2	8,500	13,750	0.6	(0.6)	1.0	(1.0)
4500	5	22,500	11,100	0.3	(0.3)	2.0	(2.0)
5100	1	5,100	28,880	0.4	(0.4)	1.1	(1.1)
10000	9	90,000	33,375	4.0	(4.0)	11.0	(11.0)
Total / Average	21	136,100	21,750			16.7	(16.7)

(1)	After giving effect to charter extensions and additional charters signed and extended, as of June 25, 2021, there are 10 charter expiries in 2022 for our operating fleet.

For vessels scheduled to come off charter in 2023, the cash flow impact of charter rate changes compared to charter rates as of May 31, 2021, for our operating fleet is as follows:

				Cash Flow Impact in Year ($ millions)		Cash Flow Impact Annualized ($ millions)
	# Charter Expiries(1)	Total TEU of Expiries	Average Charter Rate ($/day)	10% Increase	10% Decrease	10% Increase	10% Decrease
2500	2	5,000	15,450	0.2	(0.2)	1.1	(1.1)
3500	1	3,500	31,308	0.0	(0.0)	1.1	(1.1)
4250	4	17,000	18,663	2.2	(2.2)	2.7	(2.7)
9500	1	9,500	23,600	0.6	(0.6)	0.9	(0.9)
10000	8	80,000	37,538	6.2	(6.2)	11.0	(11.0)
13100	4	52,400	56,475	3.8	(3.8)	8.3	(8.3)
Total / Average	20	167,400	34,333			25.1	(25.1)

(1)	After giving effect to charter extensions and additional charters signed and extended, as of June 25, 2021, there are 25 charter expiries in 2023 for our operating fleet.

A summary of the cash flow impact of charter rate changes compared to charter rates as of May 31, 2021 for our operating fleet is as follows:

				Cash Flow Impact in Year ($ millions)		Cash Flow Impact Annualized ($ millions)
	# Charter Expiries(1)	Total TEU of Expiries	Average Charter Rate ($/day)	10% Increase	10% Decrease	10% Increase	10% Decrease
2021	4	16,950	21,115	0.9	(0.9)	3.1	(3.1)
2022	21	136,100	21,750	6.6	(6.6)	16.7	(16.7)
2023	20	167,400	34,333	12.9	(12.9)	25.1	(25.1)
Total / Average	45	320,450	27,286			44.8	(44.8)

(1)

After giving effect to charter extensions and additional charters signed and extended, as of June 25, 2021, there are no remaining charter expiries in 2021, 10 charter expiries in 2022, and 25 charter expiries in 2023 for our operating fleet.

Capital Structure Update

Liquidity Update

As of May 31, 2021, we had total liquidity of $1,386.6 million, consisting of $657.1 million of cash and cash equivalents and $729.5 million of availability under undrawn committed credit facilities.

Unencumbered Vessels

The following table provides a summary of our unencumbered fleet and net book value over time.

	As of December 31,					As of March 31,		As of May 31,
(in millions of USD)	2016	2017	2018	2019	2020	2017	2021	2021
Number of Vessels (1)	3	21	31	28	31	4	31	29
Net Book Value (1)	16	828	912	859	1,109	22	1,098	937

(1) Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.

Existing Credit Facilities and Other Financing Arrangements

Additional details of our credit facilities and other financing arrangements are included below.

Credit Facilities

The following is a schedule of key facts relating to the Company’s credit facilities as of March 31, 2021:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
Remainder of 2021	$205.9	$84.0	$289.9	4 (1)	$212.6
2022	248.1	326.5	574.6	8	702.8
2023	230.0	104.4	334.4	3	320.6
2024	42.6	844.6	887.2	2	250.8
2025	61.9	170.8	232.7	1	91.3
2026	33.8	140.0	173.8	48	2,915.0
2027	12.6	30.0	42.6	2	153.6
2028	8.8	–	8.8	–	–
2029	8.8	–	8.8	–	–
2030	4.4	–	4.4	2	176.0
Thereafter	–	–	–	–	–
	$856.9	$1,700.3	$2,557.2	70.0	$4,822.7

(1) Does not include four vessels that became unencumbered through June Pre-Payments (as defined herein).

Other Financing Arrangements

The following is a schedule of key facts under our other financing arrangements, relating to sale-leaseback financings (not including operating leases) as of March 31, 2021:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)
Remainder of 2021	$49.0	–	$49.0	–	–
2022	65.3	–	65.3	–	–
2023	65.3	–	65.3	–	–
2024	65.3	–	65.3	–	–
2025	58.1	–	58.1	–	–
2026	54.9	–	54.9	–	–
2027	54.9	–	54.9	–	–
2028	54.9	–	54.9	–	–
2029	54.9	–	54.9	–	–
2030	37.5	181.0	218.5	7	591.3
Thereafter	79.9	58.1	138.0	5	429.1
	$640.0	$239.1	$879.1	12.0	$1,020.4

(1) Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.

Subsequent Events

The following section reflects material financing related events that have occurred subsequent to March 31, 2021.

Fairfax Exchange and Amendment Transaction

In June 2021, Atlas and Seaspan completed an exchange and amendment of $600.0 million aggregate principal amount of our senior notes, including $250.0 million of our 5.5% Senior Notes due 2025 (the “2025 Fairfax Notes”), $250.0 million of our 5.5% Senior Notes due 2026 (the “2026 Fairfax Notes”) and $100.0 million of our 5.5% Senior Notes due 2027 (the “2027 Fairfax Notes” and together with the 2025 Fairfax Notes and the 2026 Fairfax Notes, the “Fairfax Notes”). The outstanding Fairfax Notes are held by certain affiliates of Fairfax Financial Holding Limited (the “Fairfax Holders”).

Pursuant to this transaction, Atlas exchanged (i) $200.0 million aggregate principal amount of the 2026 Fairfax Notes and all $100.0 million aggregate principal amount of the 2027 Fairfax Notes for (ii) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares (the “Series J Preferred Shares”), representing total liquidation value of $300.0 million, and 1,000,000 five year warrants to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share (the “Fairfax Exchange”). The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.

In connection with the Fairfax Exchange, the Fairfax Holders agreed to amend the terms of the $300.0 million aggregate principal amount of the Fairfax Notes that remain outstanding following the Fairfax Exchange (the “Amendment”), which includes all $250.0 million aggregate principal amount of the 2025 Fairfax Notes and $50.0 million aggregate principal amount of the 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate the Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereunder.

As at March 31, 2021, the $600.0 million of Fairfax Notes represented a liability on our balance sheet of $474.6 million, representing the $600.0 million principal balance net of unamortized debt discount of $125.4 million. The debt discount relates to the 2025 Fairfax Notes and 2026 Fairfax Notes which were issued concurrently with warrants to purchase common shares for aggregate proceeds of $500.0 million. In connection with the Fairfax Exchange and cancellation of $300.0 million of the Fairfax Notes, we expect to report a non-cash expense of approximately $51.5 million in our financial results for the quarter ending June 30, 2021, representing the write-off of the existing associated debt discount and amortization and deferred financing fees. Following the Fairfax Exchange, $300.0 million of Fairfax Notes remain outstanding, having an associated debt discount of $73.1 million as at March 31, 2021. The remaining debt discount will continue to be amortized over the term of the remaining Fairfax Notes, recognized through interest expense or will be written off as a non-cash expense if the Fairfax Notes are repaid prior to maturity.

After the Amendment, the outstanding Fairfax Notes rank pari passu with our other senior unsecured indebtedness. The following table summarizes the effect of the Fairfax Exchange and Amendment.

Summary of Fairfax Exchange & Amendment
Before	After
$250M 2025 Fairfax Notes	$250M 2025 Fairfax Notes[1]
$250M 2026 Fairfax Notes	$50M 2026 Fairfax Notes[1]
$200M Series J Preferred Shares[2]
$100M 2027 Fairfax Notes	$100M Series J Preferred Shares[2]
1)Subject to the Amendment 2)Subject to the Fairfax Exchange

Financing of New Assets

The following relates to closed and in-progress financings relating to our 45 newbuild and four secondhand vessels with total aggregate purchase price of $5.6 billion, of which $0.7 billion has been paid as of May 31, 2021.

Closed New Asset Financings

In April through June 2021, we entered into $1.3 billion in sale-leaseback financing arrangements (the “Newbuild Sale-Leasebacks”) related to 13 newbuild containerships, subject to satisfaction of customary closing conditions. The Newbuild Sale-Leasebacks partially fund pre-delivery payments related to the 13 newbuild containerships. Prior to June 28, 2021, we received aggregate funding of $27.0 million from these financings, and we expect to receive an additional $36.0 million of funds prior to June 30, 2021.

In-Progress New Asset Financings

We are in advanced stages relating to financings for 24 newbuild containerships, expected to represent an aggregate $2.9 billion of proceeds to be received up to and including delivery of these vessels. During June 2021, we received aggregate commitments (subject to customary conditions) of $1.1 billion related to these in-progress financings. We expect to conclude these financings during the third quarter of 2021.

Enhancement & Expansion of Seaspan’s Portfolio Financing Facility (the “Program”)

$500 million Sustainability Linked Private Placement

In May 2021, we entered into a note purchase agreement to issue, in a private placement (the “Private Placement”), $500.0 million aggregate principal amount of fixed rate, sustainability-linked senior secured notes. On May 21, 2021, we issued $450.0 million of such notes, comprised of $150.0 million aggregate principal amount of 3.91% Series A Senior Secured Notes due 2031, $170.0 million aggregate principal amount of 4.06% Series C Senior Secured Notes due 2033 and $130.0 million aggregate principal amount of 4.26% Series D Senior Secured Notes due 2036 (collectively, the “Sustainability-Linked Notes”). We intend to issue the remaining $50.0 million aggregate principal amount of 3.91% Series B Senior Secured Notes due 2031 in August 2021, subject to customary closing conditions. The Private Placement was completed as part of an amendment and upsize of our Program.

Enhancements to the Program

In May 2021, we entered into amendments and restatements (the “Amendment and Restatement”) of the senior secured loan facilities and intercreditor and proceeds agreement that comprise the Program to, among other things, (i) increase the capacity under the Program to $2.5 billion, including the Sustainability-Linked Notes, (ii) increase the size of the revolving credit facility from $300.0 million to $400.0 million, (iii) increase the commitments under the bank loan facilities by $180.0 million and (iv) extend the maturities of tranches due 2024 and 2025 by approximately two years.

Other Financing Initiatives

Refinancings

In April 2021, we entered into $235.0 million in sale-leaseback financing arrangements (the “Sale-Leasebacks”) to refinance three operating vessels, the funding of which was completed in May 2021. Two of the vessels refinanced by the Sale-Leasebacks were unencumbered as at March 31, 2021, representing book value of $155.4 million at March 31, 2021.

Issuance of $300 million Sustainability Linked Senior Unsecured Bonds

In April 2021, we issued $300.0 million aggregate principal amount of our 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 Bonds”). The 2026 Bonds will mature in April 2026 and bear interest at 6.5% per annum. If the sustainability linked targets are met, the 2026 Bonds are to be redeemed at maturity at 100.0% of the initial principal amount. If the sustainability linked targets are not met, the 2026 Bonds are to be settled at maturity at 100.5% of the initial principal amount. The 2026 Bonds are listed on the Oslo Stock Exchange.

Atlas Notes Exchange Offering

In May 2021, Atlas completed an offer to exchange (the “Exchange Transaction”) up to $80.0 million aggregate principal amount of 7.125% senior unsecured notes due 2027 (the “Atlas Notes”) for any and all outstanding $80.0 million aggregate principal amount of Seaspan’s substantially similar 7.125% senior unsecured notes due 2027 (the “2027 Notes”). The 2027 Notes were originally issued in October 2017. Pursuant to the Exchange Transaction, Atlas issued approximately $52.2 million aggregate principal amount of the Atlas Notes in exchange for an equal principal amount of the 2027 Notes. In June 2021, Seaspan issued a notice of redemption to redeem all outstanding 2027 Notes at par, plus accrued and unpaid interest (the “Redemption”). The Redemption is expected to be completed on or about July 12, 2021.

Early Termination of Secured Credit Facilities

In June 2021, we voluntarily prepaid four secured credit facilities (“June Pre-Payments”) representing approximately $199.8 million aggregate principal amount of borrowings. As a result, four vessels became unencumbered, representing aggregate vessel book value of $315.2 million as of March 31, 2021.

In May 2021, we made repayment of $59.3 million upon early termination of a financing arrangement secured by a 13100 TEU vessel. This vessel was subsequently refinanced under a sale-leaseback as described under “Refinancings”.

Seaspan Dividends

Subject to adjustments in Atlas’ capital structure and dividends from other subsidiaries, Seaspan is expected to issue dividends on its common shares to Atlas in the aggregate amount approximately $47.0 million per quarter, to fund $0.125 per share quarterly dividends on 246.8 million Atlas common shares as of March 31, 2021, quarterly dividends on $803.0 million liquidation value of Atlas preferred shares, and quarterly interest payments on $52.2 million of Atlas Notes. In June 2021, Atlas announced its intention to redeem all of its outstanding 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares (NYSE: ATCO-PE) (the “Series E Preferred Shares”) and 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares (NYSE: ATCO-PG) (the “Series G Preferred Shares” and together with the Series E Preferred Shares, the “Redeemed Shares”) for cash on July 1, 2021 (the “Redemption Date”). The redemption price per Redeemed Share will be equal to $25.00 plus all accrued and unpaid dividends to the Redemption Date, for an aggregate total of approximately $137 million for the Series E Preferred Shares and $198 million for the Series G Preferred Shares. The amount of expected quarterly dividends from Seaspan to Atlas, as stated above, takes into account the redemption of the Redeemed Shares and, accordingly, excludes any dividends on the Redeemed Shares.

On June 18, 2021, the Company declared dividends of $27.0 million on its common shares to Atlas, which will be paid on June 28, 2021.

On April 1, 2021, the Company declared dividends of $48.0 million on its common shares to Atlas, which was paid on April 27, 2021.

FORWARD-LOOKING STATEMENTS

This supplemental information contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning our operations, cash flows and financial position. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully under “Item 3. Key Information—D. Risk Factors” in Atlas’ Annual Report on Form 20-F for the year ended December 31, 2020.

These forward-looking statements represent our estimates and assumptions only as of the date of this Form 6-K Report to which this supplemental information is attached and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this supplemental information. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses;

•	availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•	global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containership solutions;
•	disruptions in global credit and financial markets as the result of the novel coronavirus (“COVID-19”) pandemic or otherwise;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements and our notes;
•	the length and severity of the ongoing COVID-19 pandemic, including as a result of the new variants of the virus, and its impact on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•	disruptions and security threats to our technology systems;
•	taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•	potential liability from future litigation; and
•	other factors described in this supplemental information.

Forward-looking statements in this supplemental information are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth herein under “Item 3. Key Information—D. Risk Factors” in Atlas’ Annual Report on Form 20-F for the year ended December 31, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this supplemental information that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

DISCLAIMER

This supplemental information shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or jurisdiction, domestic or foreign, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Company's securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense.